

May 23, 2011

<u>Via E-mail</u>
Earl Fry
Chief Financial Officer
Informatica Corporation
100 Cardinal Way
Redwood City, CA 94063

> **Re:** **Informatica Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 5, 2011**
> **File No. 000-25871**

Dear Mr. Fry:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income Tax Provision, page 40

1.   Tell us how you considered expanding your disclosures to explain, in greater detail, the nature and location of your high and low tax jurisdictions and how those jurisdictions relate to, or impact, your foreign and domestic effective tax rates. To the extent that one or two countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries'

operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Liquidity and Capital Resources, page 40

2.   Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and investments that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 59

3.   We note your disclosure on page 29 which indicates that revenue from arrangements with resellers and distributors are recognized on a sell-through basis, which in most cases is when cash is collected. Also, we note from your prior response letter dated December 30, 2009 that you intended to provide the following disclosure in future filings: "We require evidence of sell-through from resellers and distributors for order acceptance. We then recognize revenue from resellers and distributors for order acceptance. We then recognize revenue from resellers and distributors upon shipment if all other revenue recognition criteria are met, which in substantially all cases is upon collection". Please confirm that you will provide the above disclosure in footnote 2 of the financial statements, in your next periodic filing.

Note 16. Litigation, page 83

4.   We note the November 8, 2001 securities class action complaint. We also note the preliminary approval to the settlement and that the company is not required to contribute cash unless the pro rata amount paid by the insurer in the settlement exceeds the amount of the insurance coverage. Further, we see that several objectors have filed notices of appeals for the final judgment dismissing the cases upon the settlement. Please tell us of the current status of the complaint, any amounts paid by the insurers and the related insurance coverage amount. Tell us how your current disclosure complies with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

5.   We note your disclosures on page 84 regarding the two cases with Data Retrieval Technologies LLC and various legal proceeding and claims. Please clarify whether you have accrued for any potential losses related to such litigation. Also, if there is a least a reasonable possibility that a loss exceeding amounts already recognized (or not recognized) may have been incurred and the amount of that additional loss would be material you must either disclose the estimated loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

6.   Contingent loss claims which may or may not be covered by insurance should not be presumed as not needing recognition, presentation or disclosure. Assets and liabilities should not be offset in a statement of financial position or for disclosure purposes (i.e., reported at a net amount) unless a right of setoff exists. See ASC 210-20-05-1. Tell us how you are considering any potential insurance proceeds as offsetting any related litigation or settlement claim liabilities for recognition and disclosure purposes.

Item 9A. Controls and Procedures, page 90

7.   We note your statement that "a control system, no matter how well designed and operated, can provide only reasonable, but not absolute, assurance that the control system's objectives will be met." If you continue to use this "reasonable assurance" language, you should state clearly, if true, that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 6

8.   You indicate on page 7 that the company determines the estimated selling price (ESP) by considering factors such as geographies, market conditions, competitive landscape, internal costs, gross margin objectives, and pricing practices. Please tell us and expand your disclosures in future filings to more clearly explain how you determine ESP. In this regard, describe further how each of these factors are used in determining ESP and include a discussion of any other factors, trends, inputs, techniques or assumptions that are incorporated into your analysis. We refer you to ASC 605-25-50-2.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Benton at (202) 551-3804 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant